Exhibit 99.1

56 Temperance Street
Suite 500
Toronto, Ontario
M5H 3V5, CANADA
Tel: +1 (416) 646-3825
Fax: +1 (416) 646-3828
www.gammongold.com

PRESS RELEASE

Gammon Gold Appoints Ambassador Martha I. Lara-Alatorre as
Government Relations Advisor to its Board of Directors

Toronto, November 29, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): announced today that Ambassador Martha I. Lara-Alatorre has been appointed government relations advisor for Mexico to the Company’s Board of Directors, effective immediately.

"We are delighted to name Ambassador Lara-Alatorre advisor to our Board. Based upon her exceptional career, we believe Ambassador Lara-Alatorre will add strong perspective and tremendous expertise to our efforts as we implement our best-in-class growth strategies in Mexico,” said René Marion, Chief Executive Officer of Gammon Gold.

She will advise the board on geo-sociopolitical matters, legislative trends in mining, environment and labor, various fiscal issues and international relations.

As an elected official and career diplomat, Ambassador Lara-Alatorre worked in public service and the Mexican Foreign Service from 1971 until December 2007. Prior to her appointment, she served as Secretary of Industrial Development for the State of Chihuahua from April 2009 and as a consultant to American Industries.

She has held diverse posts throughout her distinguished career, including in Mexico’s Ministry of Foreign Affairs, the office of the Directorate General for the United Nations, and the Organization of American States, Economic Affairs. Ambassador Lara-Alatorre was elected Federal Senator for the state of Chihuahua, serving from 1994 to 2000. She was President of the Senate in 1995, then Mexican Vice President to the Latin American Parliament from 1996 to 2000. During her term, she also served as Secretary of the Global Foreign Affairs Commission and as a member of the Commissions on Migratory Affairs, Human Rights, Northern Border Affairs and National Defense. From 1998 to 2000 she was President of the Senate Commission for North America.

Within the Chihuahua state government, Ambassador Lara served as Secretary of State and Lieutenant Governor from 1986 to 1992, and in May of 1991 she served as Interim Governor.

Ambassador Lara-Alatorre was named Mexican representative to the Inter-American Women’s Commission, and represented Mexico in various international forums, including the United Nations Decade for Women commission. She has received numerous awards during her career, including, Woman of the Year in Ciudad Juárez and the Excellence Award from the Mexican Entrepreneurs Association in San Antonio, TX.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. It also has recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State, Mexico. Since 2008, the Company has significantly increased its land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416- 646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This press release includes certain “forward-looking statements” or “forward-looking information”. All statements, other than statements of historical fact, included in this press release are forward-looking statements that involve risks and uncertainties. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward- looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver and gold equivalent production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, anticipated 2010 year-end and 2011 results, our ability to fully fund our business model, including our capital and exploration program, internally, anticipated 2010 year-end and 2011 interim and annual gold and silver production and the cash and operating costs associated with the same, the ability to achieve productivity and operational efficiencies, the ability to achieve cash flow margin improvements, the ability to complete further reduction in the open pit stripping ratio, the ability to develop and put into production our exploration targets and the timing of each thereof, the acquisition of Capital Gold (the “Acquisition”) including whether the completion of the Acquisition will ultimately occur, whether the anticipated synergies of the proposed acquisition will occur, incorrect assessment of the value of the properties of Capital Gold and failure to obtain the required security holder, regulatory, third party and other approvals and the outcome of any pending litigation related to the Acquisition. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon Gold, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, future prices of gold and silver, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, hedging activities, development and operating risks, illegal miners, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon Gold's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes as well as those factors discussed in the section entitled “Risk Factors” in Gammon Gold’s Form 40-F/A as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements.

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